UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Scilex Holding Company

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

80880W106

(CUSIP Number)

Dr. Henry Ji

Chairman of the Board of Directors, President and Chief Executive Officer

Sorrento Therapeutics, Inc.

4955 Directors Place

San Diego, CA 92121

(858) 203-4100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 80880W106

1.	NAME OF REPORTING PERSON Sorrento Therapeutics, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 95,533,509 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 95,533,509 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,533,509 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

Comprised of (i) 61,985,795 shares of common stock, par value $0.0001 per share (“Common Stock”), of Scilex Holding Company (the “Issuer”), of which 2,259,058 shares are being held in abeyance for the benefit of certain holders of warrants to purchase shares of common stock of the Reporting Person who may be entitled to receive shares of Common Stock pursuant to the terms of the applicable warrants as a result of the previously declared dividend of shares of Common Stock by the Reporting Person, (ii) 29,057,097 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer (“Series A Preferred Stock”) which are entitled to vote, together with the holders of Common Stock, and not separately as a class, on an as converted to Common Stock basis on all matters on which the holders of shares of Common Stock have the right to vote (with the number of votes being determined by dividing the stated value (as determined under the Issuer’s Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on November 10, 2022) by $10.00), and (iii) 4,490,617 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13D has been filed with the Securities and Exchange Commission (“SEC”).

(2)

Percent of class of Common Stock beneficially owned is calculated based on 149,055,371 shares of Common Stock outstanding as of August 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2023, plus 4,490,617 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13D has been filed with the SEC. Shares of Series A Preferred Stock are not convertible into shares of Common Stock and therefore the 29,057,097 shares of Series A Preferred Stock held by the Reporting Person is not included in this percentage. The Reporting Person’s aggregate voting power, including shares of Series A Preferred Stock, shares of Common Stock held in abeyance as referenced in footnote 1 above and assuming the exercise of all warrants held by the Reporting Person, is 51.1%.

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Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed by Sorrento Therapeutics, Inc. (the “Reporting Person”) with the United States Securities and Exchange Commission (“SEC”) on November 17, 2022 (as amended to date, the “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Scilex Holding Company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, on February 13, 2023, the Reporting Person and its wholly-owned direct subsidiary, Scintilla Pharmaceuticals, Inc. (together with the Reporting Person, the “Debtors”), commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors’ Chapter 11 proceedings are jointly administered under the caption In re Sorrento Therapeutics, Inc., et al., Case Number 23-90085 (DRJ) (the “Chapter 11 Cases”).

Replacement Debtor-in Possession Financing

As previously disclosed, the Debtors executed that certain Senior Secured, Super-Priority Debtor-In-Possession Loan and Security Agreement, dated March 30, 2023 (the “JMB DIP Credit Agreement”) with JMB Capital Partners Lending, LLC (“JMB Capital”), pursuant to which JMB Capital provided the Debtors with a non-amortizing super-priority senior secured term loan facility in an aggregate principal amount of $75,000,000 (the “JMB DIP Facility”), which was drawn down by the Debtors in full.

The JMB DIP Facility matured on July 31, 2023. In order to, among other things, refinance the JMB DIP Facility, Oramed Pharmaceuticals Inc. (“Oramed” and, in its capacity as lender under the Replacement DIP Facility (as defined below), the “Replacement DIP Lender”) has agreed to provide a non-amortizing super-priority senior secured debtor-in-possession term loan facility in an aggregate principal amount of $100,000,000 (the “Replacement DIP Facility”), pursuant to definitive financing documentation entered into on August 9, 2023, including a Senior Secured, Super-Priority Debtor-in-Possession Loan and Security Agreement (the “Replacement DIP Credit Agreement”) and other documents evidencing the Replacement DIP Facility (collectively with the Replacement DIP Credit Agreement, the “Replacement DIP Documents”).

After a hearing before the Bankruptcy Court on August 7, 2023, the Bankruptcy Court entered a final order (the “Final Order”) approving the Replacement DIP Facility on a final basis. Upon entry of the Final Order and satisfaction of all applicable conditions precedent, as set forth in the Replacement DIP Documents, the Debtors were authorized to make a single draw of the entire amount of the Replacement DIP Facility.

The Replacement DIP Facility bears interest at a per annum rate equal to 15%, payable in cash on the first day of each month in arrears (and a default interest rate that shall accrue at an additional per annum rate of 3% plus the non-default interest, payable in cash on the first day of each month) and other fees and charges as described in the Replacement DIP Documents. The Replacement DIP Facility is secured by first-priority liens on substantially all of the Debtors’ assets, subject to certain enumerated exceptions.

The Replacement DIP Facility matures on the earliest of: (i) October 15, 2023; (ii) the effective date of any Plan of Reorganization; (iii) the consummation of any sale or other disposition of all or substantially all of the Collateral (as defined in the Replacement DIP Credit Agreement) pursuant to a sale or disposition of all or any portion of the Debtors’ assets under section 363 of the Bankruptcy Code (a “363 Sale”); (iv) the date of the acceleration of the DIP Obligations in accordance with (and as defined in) the Replacement DIP Credit Agreement; (v) dismissal of the Chapter 11 Cases or conversion of the Chapter 11 Cases into cases under chapter 7 of the Bankruptcy Code; (vi) the date of termination of the Stalking Horse Stock Purchase Agreement (as defined below) or other definitive documentation related to the subject matter thereof, solely in the event such termination results from a material breach of such documentation by any Loan Party (as defined in the Replacement DIP Credit Agreement) or other seller thereunder; and (vii) the date on which a “Trigger Event” (as defined in the Restated Certificate of Incorporation of the Issuer) has occurred. The Replacement DIP Facility does not contain a roll-up or cross-collateralization of prepetition debt or otherwise dictate how prepetition claims will be addressed in a chapter 11 plan.

The Replacement DIP Credit Agreement contains customary conditions, affirmative and negative covenants and events of default for similar types of agreements. The Loan Parties to the Replacement DIP Credit Agreement have agreed to indemnify the Replacement DIP Lender against certain liabilities arising in connection with the Replacement DIP Facility.

The Debtors covenant in the Replacement DIP Credit Agreement to comply with the following milestones:

By no later than:	Event:

August 14, 2023	Commencement of the Auction (as defined below) of the Scilex Purchased Securities

August 18, 2023	Hearing of the Bankruptcy Court to consider approval of the sale of the Scilex Purchased Securities

August 21, 2023	Entry by the Bankruptcy Court of an order approving the sale of the Scilex Purchased Securities

September 30, 2023	Closing date of the sale of the Scilex Purchased Securities

After applying approximately $82 million of the proceeds from the Replacement DIP Facility to pay off the JMB DIP Facility in full, the remaining proceeds of the Replacement DIP Facility are expected to be used for working capital and other general corporate purposes of the Debtors, subject to the budgets contemplated in the Replacement DIP Credit Agreement, the payment of certain statutory fees and allowed professional fees of the Debtors, bankruptcy-related expenses and fees, expenses, interest and other amounts payable under the Replacement DIP Facility.

The foregoing description of the Replacement DIP Facility does not purport to be complete and is qualified in its entirety by reference to the Replacement DIP Documents, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Stalking Horse Stock Purchase Agreement and Stalking Horse Term Sheet

The Final Order also approved that certain Stock Purchase Agreement, dated August 7, 2023 (as amended by that certain amendment agreement (the “SPA Amendment”), dated August 9, 2023, the “Stalking Horse Stock Purchase Agreement”), between the Reporting Person and Oramed relating to the purchase and sale of (A) 59,726,737 shares of Common Stock, (B) 29,057,096 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer (the “Preferred Stock”), which constitutes one fewer share of Preferred Stock (the “Remaining Preferred Share”) than all of the issued and outstanding shares of Preferred Stock; and (C) warrants exercisable for 4,490,617 shares of Common Stock (“Scilex Warrants”), of which 1,386,617 Scilex Warrants are “public warrants” and 3,104,000 Scilex Warrants are “private placement warrants” issued in connection with the initial public offering of the special purpose acquisition company (“SPAC”) that merged with the Issuer for its initial business combination and which the Reporting Person acquired from the SPAC sponsor (“Sponsor”) in accordance with the terms of a warrant transfer agreement between the Reporting Person and the Sponsor ((A), (B) and (C) collectively, the “Scilex Purchased Securities”). The sale of the Scilex Purchased Securities would be conducted pursuant to a 363 Sale.

Pursuant to the Stalking Horse Stock Purchase Agreement, Oramed agreed to buy, and the Reporting Person agreed to sell (following the auction of the Scilex Purchased Securities (the “Auction”) that is scheduled to commence on August 14, 2023 and subject to further Bankruptcy Court approval in the form of a sale order (the “Sale Order”)) the Scilex Purchased Securities for a purchase price (subject to the submission of higher or otherwise better offers in accordance with

CUSIP No. 80880W106	13D	Page 2 of 6 pages

the approved procedures for the Auction) of $105 million (the “Purchase Price”) (which Purchase Price shall consist of a credit bid on a dollar-for-dollar basis in respect of the full amount of outstanding obligations as of the closing date under the Replacement DIP Facility, with the remaining balance to be paid in cash to the Reporting Person). The Reporting Person has also granted Oramed an option in the Stalking Horse Stock Purchase Agreement to purchase up to 2,259,058 additional shares of Common Stock held in abeyance for the benefit of certain holders of warrants to purchase shares of common stock of the Reporting Person (the “Option Shares”). Such option will be exercisable for a period of 30 days after the Reporting Person notifies Oramed that the Reporting Person no longer holds all or part of such Option Shares in abeyance and can freely transfer such Option Shares to Oramed. The purchase price per Option Share payable by Oramed in connection with the exercise of such option shall be $1.13 per Option Share. The sale of the Scilex Purchased Securities by the Reporting Person to Oramed is subject to the Auction and a further order from the Bankruptcy Court approving such sale before such purchase and sale becomes a final agreement between the parties thereto.

The Stalking Horse Stock Purchase Agreement also contained certain stalking horse protections (the “Stalking Horse Protections”), consisting of (A) a break-up fee payable to Oramed of $3,412,500 and (B) reimbursement of costs and expenses of external counsel up to $1 million (to the extent not paid under the Replacement DIP Facility), in each case, payable to Oramed one business day following the closing of an Alternative Transaction (as defined in the Stalking Horse Stock Purchase Agreement, being a sale of any portion of the Scilex Purchased Securities to a party other than Oramed or its affiliate(s)) if the Stalking Horse Stock Purchase Agreement is or has been terminated as a result of a Stalking Horse Protections Trigger (as defined below). Payments pursuant to the Stalking Horse Protections shall be treated as an allowed superiority administrative expense claim in the Debtors’ bankruptcy case pursuant to Section 503(b)(1) and 507(a)(2) of the Bankruptcy Code. The Stalking Horse Protections were approved in the Final Order and are not subject to any further approval by the Bankruptcy Court.

The sale of Scilex Purchased Securities pursuant to the Stalking Horse Stock Purchase Agreement is conditioned on customary closing conditions (including receipt of HSR approval or expiration of the applicable waiting period) as well as the conditions that: (i) no event of default has occurred under the Replacement DIP Facility, (ii) the sale will not require any consent or notice under, or trigger certain provisions pursuant to, the Issuer’s material agreements filed with the SEC, unless such consent or notice has been obtained or given, (iii) no material adverse effect shall have occurred and be continuing at the Issuer, (iv) no “Trigger Event” (as defined in the Restated Certificate of Incorporation of the Issuer) has occurred and the Scilex Purchased Securities shall represent at least a majority in voting power of the outstanding shares of capital stock of the Issuer entitled to vote generally in an election of directors of the Issuer, (v) the Issuer shall have entered into a registration rights agreement with Oramed which provides to Oramed the same piggyback and demand registration rights as those currently provided to the Reporting Person, (vi) the board

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of directors of the Issuer shall have approved, declared advisable and submitted to the Reporting Person, in its capacity as a stockholder of the Issuer, for adoption (and the Reporting Person shall thereafter have adopted subject only to the expiration of the period set forth in Rule 14c-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) an amended and restated certificate of incorporation and shall have approved, subject to the effectiveness of such amended and restated certificate of incorporation, amended and restated bylaws, which amended and restated bylaws and amended and restated certificate of incorporation shall each make all substantive changes as are necessary to change all references to the Reporting Person in the existing bylaws and Restated Certificate of Incorporation of the Issuer from references to the Reporting Person to refer to Oramed, (vii) the Reporting Person shall have granted Oramed an irrevocable proxy and call option (with an exercise price of $1) over the Remaining Preferred Share (or shall have deposited the Remaining Preferred Share in a voting trust and named Oramed as the trustee of such trust), and all the rights of the Reporting Person and/or the Remaining Preferred Share under that certain Stockholder Agreement, dated as of September 12, 2022, between the Issuer and the Reporting Person, shall be assigned to and vested in Oramed, and (viii) the board of directors of the Issuer shall have taken all action to render inapplicable to Oramed all takeover or anti-takeover statutes or similar laws, and the Issuer shall not have a “poison pill” or other comparable agreement.

The Stalking Horse Stock Purchase Agreement contains customary representations and warranties in connection with a 363 Sale. Oramed and the Reporting Person have also agreed to certain covenants in the Stalking Horse Stock Purchase Agreement, including to use their respective reasonable best efforts to consummate the sale of the Scilex Purchased Securities pursuant to the Stalking Horse Stock Purchase Agreement, including without limitation to obtain the required regulatory approvals for such transaction, including in connection with the HSR Act, as well as covenants to use commercially reasonable efforts to cause the Issuer and its subsidiaries to conduct their respective businesses and operations in the ordinary course of business, consistent with past practice.

The Stalking Horse Stock Purchase Agreement may be terminated: (i) by the Reporting Person or Oramed (A) by mutual written consent, (B) if the other party fails to comply in any material respect with any of its covenants or agreements, or breaches its representations and warranties in any material respect, and such failure or breach is not capable of being cured or, if capable of being cured, is not cured within ten business days of the receipt of written notice of such failure or breach from the non-breaching party, (C) if a court of competent jurisdiction or other governmental authority shall have issued a final, non-appealable order, decree or ruling or taken any other action, which permanently restrains, enjoins or otherwise prohibits the sale of the Scilex Purchased Securities, or (D) if the closing of the sale of the Scilex Purchased Securities to Oramed has not occurred by 5:00 p.m. ET on September 30, 2023, unless the party seeking termination is in breach of any of its representations, warranties, covenants or agreements contained therein or in the final order of the Bankruptcy Court on April 14, 2023 (the “Bidding Procedures Order”), the Final Order of the Bankruptcy court approving the Replacement DIP Facility, or the Sale Order; (ii) by Oramed if (A) the Auction has not commenced on or before August 14, 2023, (B) the Sale Order has not been entered by the Bankruptcy Court by August 21, 2023, (C) if, as a result of an Order of the Bankruptcy Court, the Chapter 11 Case is converted to chapter 7 and a chapter 7 trustee is appointed with respect to the Reporting Person, or (D) if for any reason the Reporting Person

CUSIP No. 80880W106	13D	Page 4 of 6 pages

materially breaches the Replacement DIP Facility (subject to any applicable cure or grace periods thereunder) or Oramed is unable, pursuant to Bankruptcy Code section 363(k), to credit bid in payment of all or any portion of the Replacement DIP Facility; or (iii) automatically if the Issuer (A) agrees to, closes or consummates an Alternative Transaction, (B) withdraws, or seeks to withdraw, the Sale Order motion, or (C) announces or files a Plan of Reorganization or other transaction, or seeks to file a Plan of Reorganization or other transaction, contemplating reorganization or sale of the Scilex Purchased Securities that does not comply with the terms and conditions of the Stalking Horse Stock Purchase Agreement (clauses (i)(B) (in the case of a termination by Oramed), (ii)(C) and (D) and (iii)(A), (B) and (C) being each, a “Stalking Horse Protections Trigger”).

The Reporting Person also covenants in the Stalking Horse Stock Purchase Agreement to provide transition services to the Issuer for up to ninety (90) days following the closing of the sale of the Scilex Purchased Securities to Oramed, such services to be substantially similar in all material respects to the services the Reporting Person has provided to the Issuer, on the same terms and conditions (including cost) in all material respects.

Additionally, prior to entry into the Stalking Horse Stock Purchase Agreement, Oramed and the Reporting Person entered into that certain term sheet, dated August 4, 2023 (the “Stalking Horse Term Sheet”) relating to, among other things, the sale of the Scilex Purchased Securities that is covered by the Stalking Horse Stock Purchase Agreement. The Stalking Horse Term Sheet also contemplates that Oramed shall engage an advisor to structure and arrange financing for the Reporting Person’s post-emergence business in the form of senior secured convertible debt and/or additional securities in the amount of approximately $115 million (the “Exit Financing”). The Stalking Horse Term Sheet further provides that the Reporting Person, the Issuer and Oramed will consent to the roll over by the Reporting Person of the Issuer’s junior secured super-priority post-petition financing to the Reporting Person in connection with the Exit Financing (subject to any fiduciary duty or other limitations under applicable law). The final terms of the Stalking Horse Stock Purchase Agreement and the Replacement DIP Documents supersede the terms of the Stalking Horse Term Sheet in certain respects, including without limitation as it relates to the dates specified for the milestones covenant in the Replacement DIP Facility.

The foregoing descriptions of the Stalking Horse Stock Purchase Agreement, the SPA Amendment and the Stalking Horse Term Sheet do not purport to be complete and are qualified in their entirety by reference to the Stalking Horse Stock Purchase Agreement, the SPA Amendment and the Stalking Horse Term Sheet, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)	See responses to Items 11 and 13 on the cover page.

(b)	See responses to Items 7, 8, 9 and 10 on the cover page.

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(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions of Common Stock or Series A Preferred Stock during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Replacement DIP Facility, Stalking Horse Stock Purchase Agreement, the SPA Amendment and Stalking Horse Term Sheet and is incorporated herein by reference. A copy of the Replacement DIP Documents, Stalking Horse Stock Purchase Agreement, the SPA Amendment and Stalking Horse Term Sheet are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

9#

Senior Secured, Super-Priority Debtor-In-Possession Loan and Security Agreement, dated March

30, 2023, by and among Sorrento Therapeutics, Inc., Scintilla Pharmaceuticals, Inc., and JMB Capital

Partners Lending, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated August 10, 2023, filed by Sorrento Therapeutics, Inc.).

10#	Stock Purchase Agreement, Dated August 7, 2023 between Sorrento Therapeutics, Inc. and Oramed Pharmaceuticals Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated August 10, 2023, filed by Sorrento Therapeutics, Inc.).

11	Amendment Agreement to Stock Purchase Agreement, Dated August 9, 2023, between Sorrento Therapeutics, Inc. and Oramed Pharmaceuticals Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K, dated August 10, 2023, filed by Sorrento Therapeutics, Inc.).

12	Stalking Horse Term Sheet, Dated August 4, 2023 between Sorrento Therapeutics, Inc. and Oramed Pharmaceuticals Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, dated August 10, 2023, filed by Sorrento Therapeutics, Inc.).

#

Certain schedules, exhibits and similar attachments to this agreement have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted exhibit or other attachment will be furnished supplementally to the SEC upon request.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2023

SORRENTO THERAPEUTICS, INC.

By:	/s/ Henry Ji, Ph.D.
Name:	Henry Ji, Ph.D.
Title:	President and Chief Executive Officer